Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

May 2, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Christine Westbrook
Ms. Irene Paik
Ms. Bonnie Baynes
Ms. Angela Connell

Re:	Verrica Pharmaceuticals Inc.
Confidential Draft Registration Statement on Form S-1
Submitted March 30, 2018
CIK No. 0001660334

Ladies and Gentlemen:

On behalf of our client, Verrica Pharmaceuticals Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 26, 2018 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR an amendment to the Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on March 30, 2018.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary, page 1

Overview, page 1

May 2, 2018

1.	We note that entities affiliated with PBM VP Holdings, LLC beneficially own 58.4% of your shares, three of your five directors are affiliated with PBM Capital Group, LLC and PBM Capital Group, LLC provides scientific and technical, accounting, operations and back office support services to you. Please provide disclosure in the prospectus summary about your relationship with PBM Capital.

Response to Comment 1

In response to the Staff’s comment, the Company has added disclosure on page 4 of the Amended DRS.

2.	We note your disclosure that VP-102 has the potential for its active pharmaceutical ingredient to be characterized as a new chemical entity, or NCE, with the regulatory exclusivity associated with that designation. To place your disclosure in appropriate context, please expand your disclosure to describe the length and scope of regulatory exclusivity that VP-102’s active pharmaceutical ingredient will qualify for upon NCE designation, and to disclose that the composition of matter for the chemical structure of cantharidin is not eligible for patent protection, as referenced on page 39.

Response to Comment 2

In response to the Staff’s comment, the Company has added disclosure on pages 1, 5, 69 and 80 of the Amended DRS.

VP-103 for the Treatment of Plantar Warts, page 3

3.	We note your disclosure that you expect to be able to substantially leverage your experience with VP-102 to develop VP-103 for the treatment of plantar warts. You also indicate in your pipeline development chart that you have completed Phase 1 development of VP-103. Please revise your disclosure to clarify whether you expect to be able to rely on the Phase 1 data collected to date for VP-103 such that if your IND is approved, you will be able to commence Phase 2 clinical trials. If this is not the case, please revise the arrow in your pipeline development chart accordingly.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 82 of the Amended DRS.

Risks Associated with our Business, page 4

4.	Please expand the risk factor in the seventh bullet point to highlight the difficulty of successfully establishing coverage and adequate reimbursement for your product candidates as a result of the higher prices associated with drugs administered under the supervision of a physician and the risk that separate coverage or reimbursement may not be available for your product candidates. Please also revise the ninth bullet point in this section to specify that you do not own any issued patents.

May 2, 2018

Response to Comment 4

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amended DRS.

Implications of Being an Emerging Growth Company, page 5

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 5

The Company acknowledges the Staff’s comment. The Company advises the Staff that it has commenced “testing the waters” meetings with potential investors and the Company will supplementally provide the Staff with a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Use of Proceeds, page 62

6.	It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates other than VP-102 for the treatment of molloscum through regulatory approval and commercialization. Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of each of your product candidates. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment 6

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Amended DRS. In addition, in a future amendment to the Amended DRS, the Company intends to further revise the disclosure on page 62 of the Amended DRS to indicate how far the proceeds from the offering will allow them to proceed with the continued development of VP-102 for the treatment of common warts.

Selected Financial Data, page 68

7.	Please revise your pro forma net loss per share calculations so that only the latest fiscal year is presented, here and elsewhere, as applicable

Response to Comment 7

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 68, F-4 and F-7 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

May 2, 2018

Critical Accounting Policies

Stock-Based Compensation, page 75

8.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 8

The Company acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining the reasons for the difference between the recent valuations of its common stock leading up to the initial public offering and the estimated offering price.

Business

Phase 2 Clinical Trial — Pilot Trial, page 88

9.	We note your disclosure on page 89 that you believe the results of your Pilot Trial support your conclusion that your proprietary cantharidin formulation has comparable evidence of efficacy and safety in the trial to that of historically used compounded formulations of cantharidin when both are applied using a wooden part of a cotton-tipped swab. Please revise your disclosure to provide data regarding efficacy and safety of historically used compounded formulations of cantharidin to support this statement.

Response to Comment 9

In response to the Staff’s comment, the Company has revised the disclosure on pages 87, 88 and 89 of the Amended DRS.

Manufacturing, page 91

10.	We note your disclosure on page 32 that you currently rely on a supplier based in the People’s Republic of China to supply naturally-sourced cantharidin and that there are no assurances you would be able to enter into a similar contractual arrangement for naturally-sourced cantharidin. Please expand your disclosure on page 32 and in this section to provide the name of the supplier and the material terms of your supply agreement. In addition, please file the agreement as an exhibit to your registration statement or explain why you are not substantially dependent on the agreement. Refer to Item 101(c)(1)(iii) and Item 601(b)(10) of Regulation S-K.

Response to Comment 10

In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 91 of the Amended DRS. The Company supplementally advises the Staff

May 2, 2018

that it has not entered into a supply agreement with the supplier, but has received the naturally-sourced cantharidin pursuant to a purchase order.

Intellectual Property, page 93

11.	Please expand your disclosure to include the foreign jurisdictions for which you have made patent applications.

Response to Comment 11

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended DRS.

Report of Independent Public Accounting Firm, page 92

12.	Please have your auditors revise their report to include your shareholders as an addressee as required by PCAOB Auditing Standard 3101.

Response to Comment 12

In response to the Staff’s comment, the Company’s auditors have revised their report.

General

13.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response to Comment 13

The Company acknowledges the Staff’s comment and advises the Staff that it does not currently intend to include any graphic, visual, or photographic information in the prospectus other than those that are included in the Amended DRS. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the prospectus, it will provide proofs to the Staff prior to its use.

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Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (212) 479-6474 or Darren DeStefano at (703) 456-8034.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Ted White, Verrica Pharmaceuticals Inc.
Chris Degnan, Verrica Pharmaceuticals Inc.
Darren DeStefano, Cooley LLP
Mark Ballantyne, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP